FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS APPOINTS YAPING SHOU, MD, PHD AS
CHIEF MEDICAL OFFICER

Toronto, June 7, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today the appointment of Yaping Shou MD, PhD, as Chief Medical Officer. Dr. Shou joins Trillium from Takeda Pharmaceuticals.

“Yaping’s broad clinical drug development experience in oncology and her demonstrated commitment to translational research makes her a strong addition to Trillium’s senior management team,” said Dr. Niclas Stiernholm, Trillium’s Chief Executive Officer. “Her arrival is particularly opportune, since we have recently refined and narrowed the focus of our two ongoing TTI-621 trials, based on preliminary clinical proof of concept data, and are on the cusp of dosing our first patient in our TTI-622 trial. We look forward to Yaping’s leadership as we continue to advance our SIRPaFc programs.”

Dr. Shou has more than 18 years of industry experience spanning clinical development and translational medicine, with a strong focus in oncology. She most recently served as Executive Medical Director at Takeda Pharmaceuticals, where she also held several other clinical leadership positions over the past seven years. Prior to joining Takeda, Dr. Shou held several clinical oncology positions at Novartis Pharmaceuticals and GlaxoSmithKline. She has contributed to the approval of several targeted therapies for oncology over the years, including lapatinib, pazopanib, nilotinib, sonidegib, and ixazomib. She received her MD degree from Zhejiang University School of Medicine, and her PhD degree from Drexel University College of Medicine and the University of Pennsylvania. Dr. Shou also conducted postdoctoral studies in the Genetics Branch at the National Cancer Institute.

“I am excited to be joining Trillium at this important time in the company’s evolution,” said Dr. Shou. “I believe we have the potential to build a CD47 franchise in immuno-oncology that could meaningfully benefit patients.”

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, timing of first patient dosing in the TTI-622 trial. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium’s Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com